

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

<u>Via E-mail</u>
Mr. Lars Rebien Sorensen
President and Chief Executive Officer
Novo Nordisk A/S
Novo Alle
DK-2880 Bagsvaerd
Denmark

   Re: **Novo Nordisk A/S**
       Form 20-F for Fiscal Year Ended December 31, 2010
       Filed February 14, 2011
       Form 6-K
       Filed February 14, 2011
       File No. 333-82318

Dear Mr. Sorensen:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Melissa N. Rocha

              Melissa N. Rocha
              Accounting Branch Chief